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As filed with the Securities and Exchange Commission on August 24, 2005

Registration No. 333-124977

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HAYNES INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3310 (Primary Standard Industrial Classification Code Number)	06-1185400 (IRS Employer Identification No.)

1020 West Park Avenue Kokomo, Indiana 46904-9013 (765) 456-6000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	Francis J. Petro
President and Chief Executive Officer
Haynes International, Inc.
1020 West Park Avenue
Kokomo, Indiana 46904-9013
(765) 456-6000
(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies To:
 Stephen J. Hackman, Esq.
Ice Miller
One American Square, Box 82001
Indianapolis, Indiana 46282-0002
(317) 236-2100

        Approximate date of commencement of proposed sale of the common stock to the public: From time to time after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☒

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

TABLE OF CONTENTS

EXPLANATORY NOTE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Item 16. Exhibits and Financial Statement Schedules
SIGNATURES

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-124977) is being filed solely to amend Item 16 of Part II to file Exhibits 10.23 and 10.24 which were inadvertently omitted from the original filing. This Post-Effective Amendment No. 1 does not modify any provisions of the Prospectus contained in Part I or Items 13, 14, 15 or 17 of Part II of the Registration Statement. Accordingly, the Prospectus and those Items of Part II have not been included in this Post-Effective Amendment No. 1.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules

  (a)
  Exhibits. Please see Index to Exhibits, which is incorporated herein by reference.

  (b)
  Financial Statements. All financial statement schedules have been omitted because they are inapplicable or not required or because the information is contained elsewhere in this registration statement.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kokomo, State of Indiana, on the 23rd day of August, 2005.

HAYNES INTERNATIONAL, INC.
By:	/s/ FRANCIS J. PETRO Francis J. Petro President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ FRANCIS J. PETRO Francis J. Petro	President and Chief Executive Officer; Director (Principal Executive Officer)	August 23, 2005
/s/ MARCEL MARTIN Marcel Martin	Chief Financial Officer (Principal Financial Officer)	August 23, 2005
/s/ DAN MAUDLIN Dan Maudlin	Controller and Chief Accounting Officer (Principal Accounting Officer)	August 23, 2005
/s/ JOHN C. COREY* John C. Corey	Chairman of the Board, Director	August 23, 2005
/s/ PAUL J. BOHAN* Paul J. Bohan	Director	August 23, 2005
/s/ DONALD C. CAMPION* Donald C. Campion	Director	August 23, 2005
/s/ TIMOTHY J. MCCARTHY* Timothy J. McCarthy	Director	August 23, 2005
/s/ WILLIAM P. WALL* William P. Wall	Director	August 23, 2005
/s/ RONALD W. ZABEL* Ronald W. Zabel	Director	August 23, 2005

* Signed by Francis J. Petro, Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description
†2.1	First Amended Joint Plan of Reorganization of Haynes International, Inc. and its Affiliated Debtors and Debtors-In-Possession
†2.2	Asset Purchase Agreement by and among Haynes Wire Company, The Branford Wire and Manufacturing Company, Carolina Industries, Inc., and Richard Harcke, dated October 28, 2004
†3.1	Restated Certificate of Incorporation of Haynes International, Inc.
†3.2	Amended and Restated By-laws of Haynes International, Inc.
†4.1	Specimen Common Stock Certificate
†4.2	Restated Certificate of Incorporation of Haynes International, Inc. (incorporated by reference to Exhibit 3.1 hereof)
†4.3	Amended and Restated By-laws of Haynes International, Inc. (incorporated by reference to Exhibit 3.2 hereof)
†5.1	Opinion of Ice Miller
†10.1	Form of Termination Benefits Agreements by and between Haynes International, Inc. and certain of its employees named in the schedule to the Exhibit
†10.2	Haynes International, Inc. Death Benefit Plan, effective January 1, 2003
†10.3	Amendment No. 1 to Haynes International, Inc. Death Benefit Plan, dated August 30, 2004
†10.4	Haynes International, Inc. Supplemental Executive Retirement Plan, effective January 1, 2002
†10.5	Amendment No. 1 to Haynes International, Inc. Supplemental Executive Retirement Plan, dated August 30, 2004
†10.6	Master Trust Agreement, effective January 1, 2003
†10.7	Amendment No. 1 to Master Trust Agreement, dated August 30, 2004
†10.8	Plan Agreement by and between Haynes International, Inc. and Francis J. Petro, effective January 1, 2002
†10.9	Amendment No. 1 to Plan Agreement by and between Haynes International, Inc. and Francis J. Petro, dated August 30, 2004
†10.10	Amended and Restated Executive Employment Agreement by and between Haynes International, Inc. and Francis J. Petro, dated August 31, 2004
†10.11	Separation Agreement by and between Haynes International, Inc. and Calvin S. McKay, effective as of July 1, 2004
†10.12	Registration Rights Agreement by and among Haynes International, Inc. and the parties specified on the signature pages thereof, dated August 31, 2004
†10.13	Haynes International, Inc. Stock Option Plan as adopted by the Board of Directors August 31, 2004
†10.14	Form of Stock Option Agreements between Haynes International, Inc. and certain of its executive officers and directors named in the schedule to the Exhibit
†10.15	Stock Option Agreement between Haynes International, Inc. and its President and Chief Executive Officer

†10.16
Amended and Restated Loan and Security Agreement by and among Haynes International, Inc., certain affiliates of Haynes International, Inc., and Congress Financial Corporation (Central), and the other Lenders named therein dated August 31, 2004
†10.17
Amendment No. 1 to Amended and Restated Loan and Security Agreement by and among Haynes International, Inc., certain affiliates of Haynes International, Inc., and Congress Financial Corporation (Central), and the other Lenders named therein, dated November 5, 2004
†10.18	Consulting, Non-Competition and Confidentiality Agreement by and between Richard Harcke and Haynes Wire Company, dated November 5, 2004
†10.19	Separation Agreement by and between Haynes International, Inc. and Michael F. Rothman, dated February 23, 2005
†10.20	Facility Agreement by and between Haynes International Limited and Burdale Financial Limited, dated April 2, 2004
†10.21	Summary of Compensation of Executive Officers and Directors
†10.22	Registration Rights Agreement by and among Haynes International, Inc. and the parties specified on the signature pages thereof, dated July 5, 2005
*10.23
Amendment No. 2 to Amended and Restated Loan and Security Agreement by and among Haynes International, Inc., certain affiliates of Haynes International, Inc., and Congress Financial Corporation (Central), and the other Lenders named therein, dated January 27, 2005
*10.24
Amendment No. 3 to Amended and Restated Loan and Security Agreement by and among Haynes International, Inc., certain affiliates of Haynes International, Inc., and Congress Financial Corporation (Central), and the other Lenders named therein, dated May 1, 2005
†21.1	Subsidiaries
†23.1	Consent of Ice Miller (included in Exhibit 5.1)
†23.2	Consent of Deloitte & Touche LLP
†24.1	Powers of Attorney (Included on Signature Page)

†
Previously filed.

*
Filed herewith.

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TABLE OF CONTENTS
EXPLANATORY NOTE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS